LEONARDO DRS, INC.
2345 Crystal Drive
Suite 1000
Arlington, Virginia 22202
October 4, 2022
Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Leonardo DRS, Inc.
Request to Withdraw Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-253583)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Leonardo DRS, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 1 to the Company’s registration statement on Form S-1 (File No. 333-253583), together with all exhibits thereto (“Post-Effective Amendment No. 1”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
Post-Effective Amendment No. 1 was filed on June 11, 2021 and not declared effective by the Commission. No securities have been sold pursuant to Post-Effective Amendment No. 1 or the prospectus forming a part thereof because the selling stockholder decided not to proceed with the offering.
The Company subsequently filed a registration statement on Form S-4 (File No. 333-266494) relating to the Company’s proposed all-stock merger with RADA Electronic Industries Ltd. on August 3, 2022, which was declared effective by the Commission on September 13, 2022.
The Company hereby requests an order granting the withdrawal of Post-Effective Amendment No. 1 to be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order granting withdrawal of Post-Effective Amendment No. 1 to the undersigned at Leonardo DRS, Inc., 2345 Crystal Drive Suite 1000, Arlington, Virginia 22202 or by email at dorfman@drs.com, with a copy to the Company’s counsel, Sullivan & Cromwell LLP, Attention: Scott D. Miller, 125 Broad Street, New York, New York 10004 or by email at millersc@sullcrom.com.
If you have any questions or require further information with respect to this request for withdrawal of Post-Effective Amendment No. 1, please do not hesitate to call Scott D. Miller (212-558-3109) or Mario Schollmeyer (212-558-3287) of Sullivan & Cromwell LLP.

Leonardo DRS, Inc.
cc:	William J. Lynn III
	(Leonardo DRS, Inc.)	/s/ Mark A. Dorfman
		By:	Mark A. Dorfman
	Scott D. Miller	Title:	Executive Vice President, General Counsel and Secretary
(Sullivan & Cromwell LLP)